New Century Energy Corp.
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5851 San Felipe, Suite 775 Houston, Tx 77057    Office 713-266-4344
Fax 713-266-4358




                               December 30, 2005

Securities and Exchange Commission                                     VIA EDGAR
101 F Street, NE                                                       ---------
Washington, D.C.  20549-7010

     Re: WITHDRAWAL OF REGISTRATION STATEMENT ON FORM SB-2, (THE "REGISTRATION STATEMENT") ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") ON AUGUST 5, 2005 (REGISTRATION NUMBER 333-127257)

Ladies and Gentlemen:

     In accordance with Rule 477 under the Securities Act of 1933, as amended (the "Act"), New Century Energy Corp. (the "Company") hereby withdraws the above-referenced Registration Statement originally filed with the Commission on Form SB-2 on August 5, 2005 (File No. 333-127257. The Registration Statement has not been declared effective by the Securities and Exchange Commission (the "Commission") and no securities were sold in connection with the offering to which the Registration Statement related.

     The withdrawal is being sought as the Company received comments on its Registration Statement from the Commission regarding such Registration Statement and its past periodic filings and the Company would like to withdraw its Registration Statement and address such comments prior to moving forward.


Very truly yours,


/s/ Edward R. DeStefano
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EDWARD R. DESTEFANO
President

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